Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

CONFIDENTIAL TREATMENT REQUESTED

BY PHARVARIS B.V.

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Pharvaris B.V.

J.H. Oortweg 21,

2333 CH Leiden,

The Netherlands

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

January 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman

Kate Tillan

Jason L. Drory

Christine Westbrook

Re:	Pharvaris B.V.

Draft Registration Statement on Form F-1

Submitted November 12, 2020

CIK No. 0001830487

Dear Ms. Sherman, Ms. Tillan, Mr. Drory and Ms. Westbrook:

On behalf of our client, Pharvaris B.V. (the “Company”), we have set forth below the Company’s response to Comment 12 of the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated December 9, 2020, with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted by the Company initially on November 12, 2020 (the “Draft Registration Statement”).

Beijing	Boston	Chicago	Dallas	Hong Kong	Houston	London	Los Angeles	Munich	Palo Alto	Paris	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates and Judgments Share-Based Payments, page 85

12.

Staff’s comment: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock-based compensation disclosures and certain other matters, the Company advises the Staff that the Company currently anticipates an approximate price range of $[*] to $[*] per share (the “Price Range”) for an initial public offering (the “IPO”) of the Company’s ordinary shares, with a midpoint of the anticipated Price Range of approximately $[*] per share (the “Midpoint Price”).

The Price Range has been determined based on a number of factors, including the progress of the Company’s preclinical studies and clinical trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Morgan Stanley & Co. LLC, BofA Securities, Inc. and SVB Leerink LLC (collectively, the “Underwriters”), including discussions that took place on January 21, 2021 among representatives of the Company and representatives of the Underwriters.

The Price Range does not consider any discount for the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and of the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuation of the Company in its recent Series C convertible preferred stock financing consummated in November 2020; the valuations of recently completed public offerings of biotech companies and those issuers’ respective stages of development as compared to the Company; current market conditions; recent strategic and collaboration transactions in the life sciences/biotechnology industry; and the current valuations of public companies at a similar stage of clinical development as the Company. Prior to January 21, 2021, the Underwriters had not provided the Company with a specific estimated price range.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

The actual bona fide price range to be included in the publicly filed registration statement (the “Registration Statement”) has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Ordinary Shares Valuation

As stated in the Draft Registration Statement, the Company has granted stock-based awards, consisting of stock options and restricted stock units (“RSUs”), to certain of its employees, directors and consultants for employee or similar services. The Company accounts for stock-based compensation by measuring and recognizing compensation expense based on estimated grant-date fair value and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the applicable award. Generally, the Company issues stock options with only service-based vesting conditions. The RSUs issued by the Company vest based upon the satisfaction of service-based and performance-based vesting conditions. The Company determines the total amount to be expensed for these awards by reference to the grant date fair value of the equity instruments granted, including the impact of any non-vesting conditions. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. If the length of the vesting period varies depending on when a non-market performance condition is satisfied, the total expense is recognized over the expected vesting period.

The Draft Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. Since the Company is a private company and the equity instruments are not marketable, an Option Pricing Model (“OPM”) with estimated probabilities of two different exit scenarios (IPO and trade sale) was applied to back-solve the Company’s total equity value such that the value per Series A preferred share, Series B preferred share and Series C preferred share is equal to the respective investment price per share paid in each investment round. The estimated total equity value was used as input to the OPM when determining the fair value of the Company’s ordinary shares at the applicable measurement dates.

The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s ordinary shares for financial reporting purposes to be as follows:

Valuation Date	Date of Underlying Valuation	Estimated Fair Value Per Ordinary Share	Valuation Method
January 1, 2020	December 31, 2019	€2.38	OPM
February 3, 2020	December 31, 2019	€2.38	OPM
December 17, 2020	November 5, 2020	€7.25	OPM
January 1, 2021	November 5, 2020	€7.25	OPM

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

These estimated fair values per ordinary share were determined after considering valuation reports from an independent third-party valuation firm as well as other objective and subjective factors as appropriate, including the progress of the Company’s preclinical studies and clinical trials; the Company’s stage of development and programs; the Company’s cash burn and cash balances; the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to ordinary shares; the need for additional private financings and the potential availability of and pricing thereof; the likelihood of achieving a liquidity event, including an initial public offering; and the other factors described below. A discussion of each valuation and equity grant since January 1, 2020, along with a comparison of the estimated fair value of the Company’s ordinary shares to the Midpoint Price is set forth below.

The following table sets forth all equity awards made by the Company from January 1, 2020 to the present:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value per ordinary share on grant date (utilized for IFRS 2 calculation)*
January 1, 2020	Options	600,000	€2.38	€2.38
February 3, 2020	Options	440,000	€2.38	€2.38
December 17, 2020	Options	32,445	€7.25	€7.25
December 17, 2020	RSUs	129,650	—	€9.67
January 1, 2021	Options	107,000	€7.25	€7.25

*	A discount for lack of marketability of 25.0% was applied for the options (excluding the RSUs).

Analysis of January 1, 2020 Grants

The Board considered the results of the December 31, 2019 third-party valuation in its determination of the fair value of ordinary shares of €2.38 per share as of January 1, 2020, when it granted options for the purchase of an aggregate of 600,000 ordinary shares to members of the Company’s senior management. The principal factors contributing to the change in the fair value of ordinary shares from the previous third-party valuation to the December 31, 2019 valuation was the approval of the Company’s Phase 1 clinical trial achievement in June 2019. In addition, the Company completed a $66 million Series B financing in August 2019. The Board determined that the fair value of the Company’s common stock remained €2.38 per share from December 31, 2019 to January 1, 2020, since there were no significant developments in the business.

Analysis of February 3, 2020 Grants

The Board considered the results of the December 31, 2019 third-party valuation in its determination of the fair value of ordinary shares of €2.38 per share as of February 3, 2020, when it granted options for the purchase of 440,000 ordinary shares to a member of the Company’s senior management. This included 308,000 options with service-based vesting conditions and 132,000 performance-based options. The Board determined that the fair value of the Company’s ordinary shares remained €2.38 per share from January 1, 2020 to February 3, 2020, since there were no significant developments in the business.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

When preparing the Company’s financial statements as of and for the period ending September 30, 2020, in compliance with International Financial Reporting Standards (IFRS) 2, the Company reassessed the fair value of (i) one-third of the February 3, 2020 grant performance-based options as of July 13, 2020, the date the performance goals for 2020 were determined, and (ii) the remaining February 3, 2020 grant performance-based options as of September 30, 2020, related to the performance periods 2021 and 2022. The Board considered the results of the November 5, 2020 third-party valuation, including the principal factors contributing to the increase in fair value of the ordinary share at the time of such valuation, in its reassessment of the fair value of such performance based-options. See “Analysis of December 17, 2020 Grants” below for a description of the November 5, 2020 valuation. At the time of the reassessment, the Company’s management and the Board applied a weighted probability of an initial public offering scenario versus a trade sale scenario of (i) 50% versus 50% as of July 13, 2020 and (ii) 75% versus 25% as of September 30, 2020 (the increase, in part, due to the receipt of the Series C financing term sheet described below). As a result, the Board determined that the fair value of the Company’s ordinary share increased to €5.82 from February 3, 2020 to July 13, 2020, and further increased to €7.25 from July 13, 2020 to September 30, 2020.

Analysis of December 17, 2020 Grants

The Board considered the results of the November 5, 2020 third-party valuation in its determination of the fair value of ordinary shares of €7.25 per share as of December 17, 2020, when it granted options for the purchase of 32,445 ordinary shares to employees and 129,650 RSUs. The principal factors contributing to the increase in fair value of ordinary shares from the February 3, 2020 valuation to the December 17, 2020 valuation were the following:

•	In June 2020, the data of the Bradykinin challenge was presented. The data was of high quality, increasing the value of the Company.

•	In July 2020, positive data of non-clinical studies as preparation for Phase 2 were presented, enabling the Company to continue with their Phase 2 studies.

•

In July 2020, the Board approved to start with preparations for, and launch of, a Series C cross-over financing round and to start with preparations to get the Company ready for an initial public offering in 2021.

•	In July 2020, the Company started its first investor meetings.

•	In September 2020, a term sheet was received from one of the lead investors for Series C.

•	In November 2020, the Company completed a $80 million Series C equity financing.

•

Management and the Board increased the expected equity volatility from 80% in February 2020, to 90% in November 2020, which was based on observed historical volatility of daily share price returns for comparable companies measured for a period equal to the expected time to liquidity.

•	Management and the Board decreased the timing to an expected liquidity event to seven months from February 2020 to November 5, 2020, based on expected timing of a liquidity event.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

•

Management and the Board increased the probability-weighting of the IPO scenario vs trade sale scenario from 0% vs 100% on February 3, 2020 to 75% vs 25% on November 5, 2020 due to the Company’s cross-over financing and the Company’s preparations for its proposed initial public offering in 2021.

Between November 5, 2020 and December 17, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business and assumptions. As a result, the Board determined that the fair value of the Company’s ordinary share remained €7.25 per share from November 5, 2020 to December 17, 2020.

Analysis of January 1, 2021 Grants

Between December 17, 2020 and January 1, 2021, the Company continued to operate its business in the ordinary course and there were no significant developments in its business and assumptions. As a result, the Board determined that the fair value of the Company’s ordinary shares remained €7.25 per share from December 17, 2020 to January 1, 2021.

Comparison of the Recent Valuations to IPO Price Range

With respect to the Staff’s request for the reasons explaining the difference between the estimated offering price and recent valuations of the Company’s ordinary shares, the Company believes that the differences in value reflected between the Price Range and the fair value per share for each of the periods set forth in the table above were primarily the result of the following factors and circumstances:

•

Following the January 1, 2021 grants, the Company received positive results for safety and PK data from its completed Phase 1 multiple ascending dose study of PHA121 in healthy volunteers. The Company also expects to initiate its Phase 2 trial with first patient first dose by the end of January 2021.

•	The Company is planning to commence a Phase 2 trial for prophylaxis in 2021 and expects to conduct a bridging study between its PHVS719 and PHVS416 formulations in a Phase 1 trial starting in 2021.

•

The Company entered into the Series C financing in November 2020. The option awards granted in December 2020 and January 2021 have exercise prices of €7.25, reflecting the price per preferred share issued and sold in the Series C financing.

•

The Company engaged the Underwriters in October 2020 in connection with the IPO and submitted a confidential draft registration statement to the Commission in November 2020. In January 2021, the Company commenced testing-the-waters meetings with potential investors in which the Company received favorable feedback and as a result of which the Company elected to continue to pursue the IPO. On January 15, 2021, the Company publicly filed the Registration Statement with the Commission to position itself for the anticipated launch of the IPO.

•

The IPO is expected to create liquidity, and the Price Range assumes that an initial public offering has occurred, a public market for the Company’s ordinary shares has been created and the Company’s preferred shares have converted into ordinary shares in connection with the offering. The Price Range excludes any marketability or illiquidity discount for the Company’s ordinary shares.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

•

The Company expects to accrue significant benefits as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an improved ability to raise equity and debt capital going forward, including from the public equity and debt markets, and at a lower expected cost of capital and with reduced borrowing costs, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and complete strategic transactions.

•

The Company’s currently outstanding preferred shares have economic rights and preferences superior to the Company’s ordinary shares, in particular, a liquidation preference with a dividend rate of 8% per annum. The Price Range assumes the exchange of the Company’s preferred shares for ordinary shares and the corresponding elimination of such superior economic rights and preferences.

•

The Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s ordinary shares in connection with its option and RSU grants, which considered multiple potential outcomes, thus resulting in a lower value of the Company’s ordinary shares than the Price Range.

•

As is the case for the biotechnology industry where the value of clinical-stage companies often times depends on their ability or perceived ability to execute on their business plans, including obtaining regulatory approval of their product candidates, rather than quantitative results of operations, the Company believes that the price that public market investors are willing to pay for the Company’s ordinary shares in the IPO may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to public market investors in their own subjective and qualitative assessment of the Company.

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in January 2021, which suggested that there was investor interest in the Company at a step-up in valuation from the Series C financing.

•

The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

The Company will continue to update its disclosure for all applicable equity-related transactions through the effective date of the Registration Statement. The Company expects to grant certain equity options prior to the pricing of its IPO. Any equity options granted prior to the pricing of the Company’s IPO will carry an exercise price that is within the Price Range and equal to the price per ordinary share issued and sold in the IPO.

* * *

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

Sincerely,

/s/ Sophia Hudson, P.C. Sophia Hudson, P.C.

VIA E-MAIL

cc:	Berndt Modig
Morgan Conn, Ph.D.
Anna Nijdam, MSc RA
Pharvaris B.V.

Jennifer Lee, Esq.
Kirkland & Ellis LLP

Frank F. Rahmani, Esq.
Samir A. Gandhi, Esq.
Sidley Austin LLP

Paul van der Bijl
NautaDutilh N.V.